September 14, 2011

VIA EDGAR

United States Securities and Exchange Commission
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	Cubist Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2010, Filed February 23, 2011
File number 000-21379

Dear Mr. Rosenberg:

Cubist Pharmaceuticals, Inc. (“Cubist” or the “Company”) is submitting this letter in response to the telephonic meeting with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on September 8, 2011, concerning the Company’s initial comment letter response, dated August 18, 2011, with respect to the filing referenced above.

Set forth below is the Staff’s oral comment and the Company’s response:

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Commitments and Contingencies

Contractual Obligations, page 78

Please provide us with revised disclosure to include the total contractual amounts possible under your business agreements within the notes to the contractual obligations table.

Response:

The Company proposes to revise its disclosure (in substantially the form as follows) in its next periodic report that is required to include a contractual obligations table, which is expected to be the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, to be updated for an accurate reflection of facts and circumstances in existence at the time of the Company’s filing (note that the underlined text is disclosure that has been revised as a result of discussions with the Staff):

Contractual obligations represent future cash commitments and liabilities under agreements with third parties. The following summarizes our significant contractual obligations at December 31, 2010, and the effects such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	1 Year or Less	2 -3 Years	4 - 5 Years	More than 5 Years	Total
	(in millions)
Convertible senior and subordinated notes (1)	$—	$109.2	$—	$450.0	$559.2
Interest on convertible senior and subordinated notes (1)	13.9	26.2	22.5	22.5	85.1
Operating leases (2)	6.0	11.0	10.8	1.9	29.7
Royalty payments due to Eli Lilly (3)	49.2	—	—	—	49.2
Inventory purchase obligations (4)	54.1	30.7	—	—	84.8
Clinical trial payment obligations (5)	27.1	18.6	—	—	45.7
Contingent consideration obligations (6)	70.0	—	—	—	70.0
Other purchase obligations (7)	53.8	—	—	—	53.8
Total contractual cash obligations	$274.1	$195.7	$33.3	$474.4	$977.5

(1)           The convertible senior and subordinated notes consist of a remaining $450.0 million aggregate principal amount of our 2.50% Notes, due in November 2017, and a remaining $109.2 million aggregate principal amount of our 2.25% Notes, due in June 2013. The 2.50% Notes require semi-annual interest payments beginning in May 2011 through maturity, and the 2.25% Notes require semi-annual interest payments through maturity.

(2)           Our operating leases consist of approximately 178,000 square feet of office and data center space at 45 and 55 Hayden Avenue in Lexington, Massachusetts, pursuant to a term lease that expires in September 2012 for approximately 20,000 square feet, and April 2016 for approximately 158,000 square feet.

(3)           The royalty payments listed above represent amounts expected to be owed to Eli Lilly on sales of CUBICIN through December 31, 2010. Committed payments do not reflect the impact of royalties on future sales of CUBICIN because we are unable to reliably estimate total CUBICIN sales on which royalties would be due.

(4)           The inventory purchase obligations listed above represent purchases for the manufacturing of CUBICIN API by our supplier, ACSD, under the amended manufacturing and supply agreement, as discussed in note (6) below, as well as payments for converting CUBICIN API into its finished, vialed and packaged formulation.

(5)           The clinical trial payment obligations listed above primarily represent amounts owed to our CROs, and independent clinical investigators related to clinical trials of candidates in our product pipeline, as well as amounts owed to our third-party service provider for the purposes of conducting clinical trials on our behalf related to CXA-201. We executed an agreement with this service provider in November 2010 under which payments are expected to be made through 2013.

(6)           The contingent consideration obligations included above represent amounts for which we can reliably estimate the timing and amount of payments expected to be made to the former stockholders of Calixa upon the achievement of certain development milestones with respect to CXA-201 in connection with our acquisition of Calixa. These contingent consideration obligations have not been probability-adjusted or discounted.  The total undiscounted amounts potentially payable to the former stockholders of Calixa, in excess of amounts included in the table above, is $220.0 million, the payment of which is contingent upon the achievement of certain development, regulatory and sales-based milestones.

(7)           The other purchase obligations listed above primarily represent expected future payments for continued expansion of our facilities in Lexington, Massachusetts, for which we entered into a final design and construction agreement with our design/builder in November 2010 to construct an additional 104,000 square feet of laboratory and associated administrative space expected to be completed in 2012. Other purchase obligations also include payments pursuant to research funding and collaboration agreements and payments related to the expansion at ACSD’s CUBICIN API manufacturing facility, which is intended to increase the capacity of the facility. Under the manufacturing and supply agreement with ACSD, as amended in November 2009, we have agreed to a project plan for the process, equipment and associated plant improvements and expansion of the facility, reimbursement of costs related to these activities and a new CUBICIN API pricing schedule based on payments in Euros to ACSD that can be updated in the event that future facility or process improvements are implemented. The expected payments for the reimbursement of expansion costs and for minimum inventory purchase obligations have been translated to U.S. dollars using the exchange rate between U.S. dollars and Euros at December 31, 2010.

In addition to the commitments discussed above, we have commitments to make potential future milestone payments to third parties under our license and collaboration arrangements totaling approximately $1.2 billion, which include $320.1 million for development milestones, $119.0 million for regulatory milestones and $740.0 million for sales-based milestones. These milestones primarily include the commencement and results of clinical trials, obtaining regulatory approval in various jurisdictions, and the future commercial success of development programs, the outcome and timing of which are difficult to predict and subject to significant uncertainty. In addition to the milestones discussed above, we are obligated to pay royalties on future sales, which are contingent on generating levels of sales of future products that have not been achieved and may never be achieved. Since we are unable to reliably estimate the timing and amounts of such milestone and royalty payments, or whether they will occur at all, these contingent payments have been excluded from the table above. See Note C., “Business Agreements,” in the accompanying notes to consolidated financial statements for additional information regarding our license, collaboration and acquisition arrangements.

Reserves for unrecognized tax benefits of $7.4 million have also been excluded from the table above due to the inability to predict the timing of tax audit resolutions.

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David W.J. McGirr

David W.J. McGirr
Senior Vice President and Chief Financial Officer

cc:	Michael W. Bonney, President and Chief Executive Officer
Tamara L. Joseph, Senior Vice President, General Counsel and Secretary